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                             [COMPANY'S LETTERHEAD]





November 4, 2008



VIA EDGAR AND FEDEX

Mr. John Reynolds, Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

         Re: RadNet, Inc. - Form 10-K for Fiscal Year Ended December 31, 2007, Filed on February 29, 2008 (File No. 001-10593)
              -----------------------------------------------------------------

Dear Mr. Reynolds:

         We are responding to the comments in your letter to RadNet, Inc., dated October 22, 2008, concerning our Form 10-K referred to above.

         Set forth below are our responses to the Staff's comments. For your convenience, we have included each of the Comments in italicized text before the corresponding response.

RESPONSES:

SCHEDULE 14A
------------

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS, PAGE 29
---------------------------------------------------------

     1. WE NOTE YOUR RESPONSE TO COMMENT ONE OF OUR LETTER DATED SEPTEMBER 8, 2008 THAT YOU DO NOT CURRENTLY USE PERFORMANCE TARGETS BUT MAY ESTABLISH THEM IN THE FUTURE. PLEASE CONFIRM THAT IF YOU DO SET TARGETS YOU WILL DISCLOSE THE SPECIFIC PERFORMANCE TARGETS USED OR PROVIDE A SUPPLEMENTAL ANALYSIS AS TO WHY IT IS APPROPRIATE TO OMIT SUCH DISCLOSURE PURSUANT TO INSTRUCTION 4 TO ITEM 402 OF REGULATION S-K.

         We confirm that if we do set performance targets, we will disclose the specific performance targets used or we will provide a supplemental analysis as to why it is appropriate to omit such disclosure pursuant to Instruction 4 to Item 402 of Regulation S-K.

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Mr. Reynolds
November 4, 2008
Page 2


         If you have any questions, please contact me at (310) 445-2840.

                                                 Very truly yours,


                                                 /S/ DR. HOWARD G. BERGER
                                                 -------------------------------
                                                 Dr. Howard G. Berger
                                                 Chief Executive Officer


cc:      Mr. David Swartz, Audit Committee Chairman, RadNet, Inc.
         Mr. Jeffrey Linden, Executive Vice President and General Counsel,
           RadNet, Inc.
         Linda Michaelson, Esq.